UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Future Cardia, Inc.

(Exact name of issuer as specified in its charter)

Nevada	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

(727) 470-3466

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” the “Company” or “Future Cardia” refer to Future Cardia, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our most recent Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Founded in May 2019, we are a medical device technology startup focusing on the development of a tiny insertable cardiac monitoring device to monitor cardiac arrhythmias and chronic heart failure. Our monitoring device is designed to monitor heart failure-related physiological changes with the goal of enabling early interventions that could potentially reduce hospitalizations associated with heart failure. Our tiny insertable cardiac monitor utilizes a multi-sensor approach and cloud-based pattern recognition (machine learning) to monitor chronic heart failure. We filed a provisional patent application that covers the technology related to our insertable cardiac device, software dashboard, smartphone app and data accumulation techniques in May 2019, and a non-provisional utility patent application in May 2020 (Patent application No. 62/853,899). In July 2021, we filed for a second patent that encompasses wireless antenna technology (Patent application No. 17/443,899) to be employed in our device.

In the fourth quarter of 2023, we successfully completed the implantation of our devices in 9 patients. From March to May 2024, we successfully implanted our devices in an additional 14 patients in Split, Croatia; 6 patients in Zagreb, Croatia; and 10 patients in Prague, Czech Republic. As a result, as of the date of this offering circular, our total number of patient implants has reached 39. With these 39 implants, we have commenced conducting in-depth cardiac data analytics, while continuing to manufacture our devices for the validation and verification testing required for FDA submission. In August 2024, we successfully secured a contract with Integer, a Buffalo, NY-based technology company, to develop a dedicated battery for our devices. We expect to start a Good Laboratory Practice (GLP) study with CBSET in Massachusetts, which will be a significant milestone for us, as the data will be submitted to the FDA as part of our application. Our target is to submit a 510(k) application to the FDA by late 2025 although we cannot guarantee that we will meet this timeframe target.

Our tiny insertable monitoring device, which has not yet been cleared by the FDA, is intended to provide a long-term solution to heart failure monitoring, with a design focus on simplicity, accuracy, patient compliance, and hospital economics. We are actively developing and testing these features. Our device is equipped with multi-sensors to track trending changes in heart performance, including heart rhythms, electrocardiogram (ECG or EKG), and heart and lung sounds and activities, to monitor heart failure using telemedicine and machine learning technology.

The Company was incorporated on May 9, 2019 under the laws of the State of Delaware as “Oracle Health, Inc.” On June 8, 2022, we completed the conversion from a Delaware corporation to a Nevada corporation (the “Change of Domicile”). We believe that the Change of Domicile would help reduce franchise tax obligations and better utilize our capital. After the Change of Domicile, on August 18, 2022, we filed a Certificate of Amendment to Articles of Incorporation of the Company with the Secretary of State of the State of Nevada, to increase the total number of shares of common stock that the Company is authorized to issue to 200,000,000 shares and the total number of shares of preferred stock that the Company is authorized to issue to 50,000,000 shares. On July 21, 2022, we filed a Certificate of Amendment to Articles of Incorporation of the Company with the Secretary of State of the State of Nevada, pursuant to which we changed our name to “Future Cardia, Inc.” The Company does not have any subsidiaries.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the rate of progress and cost of development activities;

●	costs of third-party laboratories to conduct our clinical studies;

●	the financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

●	the cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

●	personnel and facilities costs as we expand our operations;

●	the costs of sales, marketing, and customer acquisition;

●	willingness of healthcare providers to prescribe our device and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in other regions of the world.

Results of Operations

Six Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations during the six months ended June 30, 2025 and 2024.

	Six Months Ended June 30,		Change
	2025	2024	$	%
Revenues	$-	-	-	-%
Cost of revenues	-	-	-	-%
Gross profit	$-	$-	$-	-%
Operating expenses
Research and development	$948,715	$873,982	$74,733	9%
Sales, general and administrative	1,173,591	951,947	221,644	23%
Total operating expenses	$2,122,306	$1,825,928	$296,377	16%
Loss from operations	$(2,122,306)	$(1,825,928)	$296,377	16%
Total other income (expense)	(7,095)	33,775	26,680	79%
Net loss	$(2,129,401)	$(1,910,122)	$323,057	18%

Revenues

The Company has not realized revenue as of June 30, 2025 and 2024.

Cost of revenues

The Company has not realized revenue and the related cost of revenues as of June 30, 2025, and 2024.

Gross profit and gross margin

The Company has not realized revenue or gross profit as of June 30, 2025, and 2024.

Sales, general and administrative expenses

The Company had no sales, general and administrative expenses of $1,173,306 and $951,947 for the six months ended June 30, 2025, and 2024, respectively. Sales, general and administrative expenses consist primarily of stock-based compensation, salaries and wages, professional fees, advertising and marketing expenses and general and administrative expenses.

Research and development expenses

The Company incurred research and development expenses of $948,715 and $873,982 for the six months ended June 30, 2025, and 2024, respectively. Research and development expenses consist primarily of services and costs related to the development of our insertable cardiac device.

Net loss

The Company had a net loss of $2,129,401 and $1,910,122as of June 30, 2025, and 2024, respectively. The 18% increase in net loss was primarily a result of increased research and development expenses.

Liquidity and Capital Resources

We have not generated any revenue from operations to date. Our sources of cash have historically included private placements of our securities and equity crowd funding. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs. We intend to fund our operations through capital raised from investors in the near term.

Summary of Cash Flows

As of June 30, 2025, we had approximately $530,204 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2025	2024
Net cash used in operating activities	$(2,468,846)	$(1,812,683)
Net cash used by (used in) investing activities	(23,754)	(14,411)
Net cash provided by financing activities	2,102,811	1,460,602
Net increase (decrease) in cash and cash equivalents	(389,789)	(366,493)
Cash and cash equivalents at beginning of period	919,993	2,157,697
Cash and cash equivalent at end of period	$530,204	$1,791,204

Net cash used in operating activities was $2,468,846 for the six months ended June 30, 2025, as compared to $1,812,683 for the six months ended June 30, 2024. The principal use of cash for operating activities was to fund our operating expenses during the development of the Company.

Net cash used in investing activities was $23,754 for the six months ended June 30, 2025, as compared to $14,411 net cash used in investing activities for the six months ended June 30, 2024. Net cash used in investing activities for the six months ended June 30, 2024, and 2023 w4s used primarily to register a US patent for the Implantable Cardiac Monitor and for R&D materials.

Net cash provided by financing activities was $2,102,811 for the six months ended June 30, 2025, as compared to $1,460,602 for the six months ended June 30, 2024.

Net cash decreased by $389,789 for the six months ended June 30, 2025, as compared to $366,493 for the six months ended June 30, 2024.

Regulation CF Offerings

On March 3, 2023, we launched an offering under Regulation CF of the Securities Act of 1933, as amended, pursuant to which we offered a maximum of 1,694,915 shares of common stock, at an offering price of $2.95 per share. StartEngine Capital, LLC (“StartEngine”) acted as the offering’s intermediary. This offering terminated on June 11, 2024, and we sold an aggregate of 1,352,312 shares of common stock for gross proceeds of $3,359,734.35.

On June 20, 2024, we launched an offering under the Regulation CF in which Wefunder Portal LLC acted as the offering’s intermediary, and Future Cardia I, a series of Wefunder SPV, LLC and Future Cardia I EB, a series of Wefunder SPV, LLC acted as co-issuers. This offering terminated on December 19, 2024, and we sold in this offering a total of 589,292 shares of our common stock, at a per share price of $3.00, for an aggregate gross amount of $1,767,876.

On December 27, 2024, we launched an offering under the Regulation CF in which StartEngine Primary, LLC (“StartEngine Primary”) acted as the offering’s intermediary. Under this offering which we terminated on June 19, 2025, we sold 1,358,312 shares of our common stock at a per share offering price of $3.00, for an aggregate gross amount of $4,074,936.

Regulation A Offering

On February 24, 2025, we launched an offering of our common stock under Regulation A with StartEngine Primary acting as the offering’s intermediary. Under this offering which is ongoing, as of September 28, 2025, we have sold 340,485 shares of our common stock at a per share offering price of $3.00, for an aggregate gross amount of $1,021,457.

Capital Expenditures and Other Obligations

We incurred no capital expenditures during the six months ended June 30, 2025, and 2024, respectively.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our financial statements. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option’s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2025, and in the notes to our audited financial statements included in our Annual Report on Form 1-K for the year ended December 31, 2024, as filed with the SEC on May 1, 2025.

Item 2. Other Information

Other than the disclosure below, we have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Issuance of Convertible Notes

On September 16, 2025, the Company issued a convertible promissory note (the “Note”) in exchange for $50,000. The Note bears an interest rate of 6% per annum and will mature in twenty-four months at which time the principle and all accrued interest will be due. The Note will convert automatically, prior to the maturity date, on the closing of a preferred stock Qualified Equity Financing of at least $5,000,000 at a conversion price equal to the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers in the Qualified Equity Financing and (ii) the price obtained by dividing $51,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the closing of the Qualified Equity Financing. The investor may convert the Note at its option upon the closing of a financing in an amount less than $5,000,000. The Note includes most favored nation rights.

Issuance of Options Under the 2020 Equity Incentive Plan

On September 4, 2025, our board of directors approved a non-qualified stock option grant under our 2020 equity incentive plan to one individual for 300,000 shares of our common stock. The option has an exercise price of $3.00 per share. 25% of the option will vest on the September 4th grant date; thereafter, the remaining 75% of the option will vest monthly in 24 equal installments over the twenty-four (24) months following the September 4th grant date.

Issuance of Outside Plan Options

*NONE*

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Future Cardia, INC.

f.k.a. Oracle Health, inc.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$530,204	$919,993
Convertible note investment receivable	-	50,000
Due from related party	4,451	1,766
Prepaid expenses	3,843	372
Total current assets	538,498	972,131

Property and Equipment:
Computers & equipment	$22,206	$22,206
Accumulated depreciation	(8,430)	(6,819)
Net property and equipment	13,776	15,387
Other Assets:
Intangibles, net	61,728	43,596
R&D materials	5,622	-

Total Assets	$619,624	$1,031,114

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$116,897	$544,904
Accrued expenses	98,796	20,154
Accrued interest	63,773	49,307
Convertible notes payable	175,000	286,000
Total current liabilities	454,466	900,365

Long-term Liabilities
Convertible notes payable	416,000	355,000
SAFE Agreements	412,106	412,106
Total Long-term Liabilities	828,106	767,106
Total Liabilities	1,282,572	1,667,471

Commitments and Contingencies (Note 7)

Stockholders’ Equity

Preferred stock, $0.00001 par value, 50,000,000 shares authorized, no shares issued and outstanding	-	-

Common stock, $0.00001 par value, 200,000,000 shares authorized, 15,633,147 and 13,638,659 shares issued and outstanding as of June 30, 2025, and December 31, 2024, respectively	152	156

Common stock to be issued	-	-
Additional paid in capital	15,680,851	13,578,036
Accumulated deficit	(16,343,951)	(14,214,549)
Total Stockholders’ Equity	(662,948	1,031,114
Total Liabilities and Stockholders’ Equity	$619,624	$2,197,031

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2025, and 2024

(Unaudited)

	2025	2024
Revenues	$-	$-

Operating Expenses
Advertising and marketing	91,995	28,918
General and administrative	97,729	84,326
Salaries and wages	134,396	134,396
Research and development	948,715	873,982
Professional services	781,881	562,883
Stock-based compensation	79,749	141,423
Depreciation and amortization	1,611	-
Total Operating Expenses	2,136,076	1,825,928

Other Income
Dividend income	2,905	44,209
Interest expense	(14,589)	(10,435)
Interest income	5,008	-
Total Other income (expense)	(6,676)	33,775

Net Loss	$(2,129,401)	$(1,792,153)
Per share information:
Basic weighted average shares outstanding	15,633,147	13,685,543
Diluted weighted average shares outstanding	15,633,147	13,685,543

Net loss per share - basic and diluted	$(0.16)	$(0.13)

The accompanying footnotes are an integral part of these unaudited financial statements.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	Common Stock		Additional Paid in	Retained Earnings/ (Accumulated	Total Stockholders’
	Shares	Value ($ par)	Capital	Deficit)	Equity
Balance as of June 30, 2024	13,685,543	$136	$12,267,250	$(11,339,844)	$927,542
Ongoing stock sale receipts	1,947,604	$20	$1,310,786	$-	$1,310,806
Vesting of stock options	-	$-	$-	$-	$-
Net loss	-	$-	$-	$(2,874,705)	$(2,874,705)
Balance as of December 31, 2024	15,633,147	$156	$13,578,036	$(14,214,549)	$636,357
Issuance of common stock		$(4)	$2,102,815	$-	$2,102,811
Vesting of stock options(adj)	-	$-	$	$-	$
Net loss	-	$-	$-	$(2,129,401)	$(2,129,401)
Balance as of June 30, 2025	15,633,147	$152	$15,680,851	$(16,343,951)	$(662,948)

The accompanying footnotes are an integral part of these unaudited financial statements.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2025	June 30, 2024
Cash flows from operating activities:
Net loss	$(2,129,401)	$(1,701,130)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock based compensation	-	-
Change in operating assets and liabilities:
Prepaid expenses	(3,472)	832
Stock receivable	-	-
Accumulated depreciation	1,611	1,574
Due from related party	(2,685)	-
Accounts payable	(416,391)	(27,106)
Accrued expenses	67,026	(6,894)
Accrued interest	14,466	5,171
Net cash provided in operating activities	(339,445)	(26,455)

Cash flows from investing activities:
Fixes Assets – furniture & fixtures	-	175
Intangibles Us Patent – implantable cardiac monitor	(23,754)	(10,174)
R&D materials	-	(4,062)
Net cash provided by investing activities	(23,754)	(14,411)

Cash flows from financing activities:
Proceeds from sale of common stock	2,102,811	1,275,504
Proceeds from issuance of convertible note payable	-	100,000
Net cash provided by financing activities	2,102,811	1,375,504

Net change in cash	(389,789	366,493
Cash, beginning of period	919,993	2,157,697
Cash, end of period	$530,204	$1,791,204

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash financing activities:
Shares issued in exchange for convertible notes payable and accrued interest	$-	$-

The accompanying footnotes are an integral part of these unaudited financial statements.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025

(Unaudited)

Note 1. Nature of Business and Basis of Presentation

Future Cardia, Inc. (the “Company”) is a medical device technology startup incorporated in Nevada on June 8, 2022, focusing on the development of a tiny insertable cardiac monitoring device to monitor cardiac arrhythmias and chronic heart failure. The Company was originally incorporated in Delaware on May 9, 2019, as Oracle Health, Inc., and completed conversion to a Nevada corporation on June 8, 2022. The Company changed its name to Future Cardia, Inc. on July 21, 2022.

The Company has not yet generated revenue and is considered to be in the development stage. The Company’s device has not yet been cleared by the FDA, and the Company expects to submit a 510(k) application to the FDA by late 2025.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. In management’s opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2025, cash and cash equivalents totaled $530,204.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. As of June 30, 2025, net property and equipment totaled $13,776.

Intangible Assets

Intangible assets consist primarily of patent costs which are capitalized and amortized over their estimated useful lives of 17 years. As of June 30, 2025, intangible assets, net of accumulated amortization, totaled $61,728.

Research and Development

Research and development costs are expensed as incurred. For the six months ended June 30, 2025, the Company incurred $948,715 in research and development expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Stock Compensation. The Company measures compensation cost at the grant date based on the estimated fair value of the award and recognizes compensation expense over the requisite service period.

Revenue Recognition

The Company has not generated revenue to date and expects to remain in the development stage until regulatory approval and commercial launch of its cardiac monitoring device.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 3. Going Concern and Liquidity

The Company has experienced recurring losses since inception and has an accumulated deficit of $16,343,951 as of June 30, 2025. The Company has negative stockholders’ equity of $662,948 as of June 30, 2025, indicating that total liabilities exceed total assets. For the six months ended June 30, 2025, the Company incurred a net loss of $2,129,401 and used $2,468,846 in cash from operating activities.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing and ultimately to achieve profitable operations.

Management’s plans to address these conditions include:

Continuing to raise additional capital through various securities offerings under Regulation A and Regulation CF

Pursuing potential strategic partnerships or licensing arrangements

Controlling operating expenses while advancing product development

Seeking additional sources of financing including potential debt arrangements

However, there can be no assurance that the Company will be successful in raising additional capital, achieving strategic partnerships, or achieving profitability. If the Company is unable to obtain sufficient financing, it may be required to reduce operations significantly or cease operations entirely.

Note 4. Common Stock and Stockholders’ Equity

The Company is authorized to issue 200,000,000 shares of common stock at $0.00001 par value per share and 50,000,000 shares of preferred stock at $0.00001 par value per share.

As of June 30, 2025, the Company had 15,633,147 shares of common stock issued and outstanding compared to 13,638,659 shares as of December 31, 2024. No preferred shares have been issued or are outstanding.

During the six months ended June 30, 2025, the Company issued 1,994,488 shares of common stock through various equity offerings, resulting in gross proceeds of approximately $2,102,815. The proceeds were used primarily to fund ongoing research and development activities and general corporate purposes.

Share Activity:

Balance, December 31, 2024 13,638,659 shares issued during six months ended June 30, 2025 1,994,488 shares

Balance, June 30, 2025 15,633,147 shares

The weighted average number of common shares outstanding for the six months ended June 30, 2025, was 15,633,147 shares for both basic and diluted calculations. Due to the Company’s net loss position, potentially dilutive securities have been excluded from the diluted calculation as their inclusion would be anti-dilutive.

Note 5. Convertible Notes Payable

As of June 30, 2025, the Company had $591,000 in convertible notes payable, consisting of $175,000 classified as current liabilities due within one year and $416,000 classified as long-term liabilities.

These convertible notes bear interest at rates ranging from 6% to 8% per annum and mature at various dates through 2026. The notes contain conversion features that allow holders to convert the principal amount plus accrued interest into shares of the Company’s common stock at predetermined conversion prices ranging from $2.50 to $3.50 per share, subject to certain anti-dilution adjustments.

As of June 30, 2025, accrued interest on all convertible notes totaled $63,773, which is included in current liabilities on the balance sheet.

The Company evaluates the conversion features under ASC 815, Derivatives and Hedging, to determine whether they should be classified as liabilities or equity. As of June 30, 2025, management determined that the conversion features qualify for equity classification and therefore are not recorded separately from the host debt instruments.

Note 6. SAFE Agreements

The Company has issued Simple Agreement for Future Equity (“SAFE”) instruments totaling $412,106 as of June 30, 2025, with no change from December 31, 2024. SAFE instruments are contractual rights to receive shares in future equity financing rounds and are not debt instruments.

The SAFE agreements do not accrue interest or have maturity dates. Instead, they provide the right to receive shares of the Company’s common stock upon the occurrence of certain triggering events, including:

Qualified equity financing rounds (typically $1 million or more)

Liquidity events such as merger or acquisition

Dissolution events

The SAFE agreements contain valuation caps ranging from $8 million to $15 million and discount rates of 10% to 20%, providing favorable conversion terms to the SAFE holders relative to new investors in future financing rounds.

Under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, the Company classifies SAFE agreements as liabilities until conversion into equity occurs, as the instruments are not currently mandatorily redeemable and conversion is contingent upon future events.

Note 7. Commitments and Contingencies

Research and Development Commitments

The Company enters into various commitments in the ordinary course of business, primarily related to research and development activities, clinical trials, and manufacturing development. As of June 30, 2025, the Company had no material outstanding commitments beyond normal operating activities.

Operating Leases

The Company does not have any operating lease commitments as of June 30, 2025.

Legal Proceedings

The Company may be subject to legal proceedings and claims that arise in the ordinary course of business. As of June 30, 2025, management is not aware of any legal proceedings that would reasonably be expected to have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Regulatory Compliance

The Company’s cardiac monitoring device is subject to regulation by the U.S. Food and Drug Administration (“FDA”) and other regulatory bodies. The Company expects to file a 510(k) premarket notification with the FDA by late 2025, although there can be no assurance regarding the timing or outcome of the regulatory approval process.

Note 8. Subsequent Events

Management has evaluated subsequent events through the date these financial statements were available to be issued and has determined that no events occurred that require adjustment to or disclosure in these financial statements for the period ended June 30, 2025.

The Company continues its ongoing Regulation A equity offering and may issue additional shares subsequent to June 30, 2025. Any such issuances would be disclosed in future filings with the Securities and Exchange Commission.

Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation of Oracle Health, Inc., as amended (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on June 14, 2022)
2.2	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on July 21, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on July 25, 2022)
2.3	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on August 18, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on August 19, 2022)
2.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.2 to an Annual Report on Form 1-K filed on April 21, 2022)
2.5	Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
2.6	Bylaws of Future Cardia, Inc. currently in effect (incorporated by reference to Exhibit 2.2 to a Current Report on Form 1-U filed on June 14, 2022)
3.1	Form of Simple Agreement for Future Equity (SAFE) (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.2	Form of Convertible Note (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.3	Form of Crowd Note (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.4	Oracle Health, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 15.1 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
4.1	Form of Regulation A Offering Subscription Agreement (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A filed with the Securities and Exchange Commission on December 9, 2024)
6.1	Patent Assignment Agreement, dated April 19, 2021, between Jaeson Bang and Oracle Health, Inc. (incorporated by reference to Exhibit 6.4 to the semiannual report on Form 1-SA filed on September 28, 2021)
6.2	License Agreement, dated November 18, 2019, between Oracle Health, Inc. and Texas Medical Center (i.e., Johnson & Johnson Innovation LLC (JLABS) License Agreement) (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.3	Research Collaboration Agreement dated September 21, 2019, between Oracle Health, Inc. and Maastricht University (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.4	Agreement between Tampa By Wave and Oracle Health, Inc. dated April 27, 2020 (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.5	TMCx Accelerator Program Participation Agreement, dated October 5, 2020 (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.6	Executive Employment Agreement dated February 1, 2021 between Oracle Health, Inc. and Jaeson Bang (incorporated by reference to Exhibit 6.10 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
6.7	Executive Employment Agreement dated January 7, 2022 between Oracle Health, Inc. and Jaeson Bang (incorporated by reference to Exhibit 6.7 to the Annual Report on Form 1-K filed on April 21, 2022)
6.8	Form of Stock Option Agreement (Oracle Health, Inc. Equity Incentive Plan) (incorporated by reference to Exhibit 15.2 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
6.9	Posting Agreement between Future Cardia, Inc. and StartEngine Primary, dated September 9, 2024 (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A filed with the Securities and Exchange Commission on December 9, 2024)
7.1	Agreement and Plan of Merger, dated June 7, 2022, by and between Oracle Health, Inc., a Delaware corporation, and Oracle Health, Inc., a Nevada corporation (incorporated by reference to Exhibit 7.1 to a Current Report on Form 1-U filed on June 14, 2022)
8.1	Escrow Agreement among Future Cardia, Inc., StartEngine Primary, LLC and The Bryn Mawr Trust Company of Delaware, dated December 3, 2024 (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A filed with the Securities and Exchange Commission on December 9, 2024)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	Future Cardia, Inc.

/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jaeson Bang	CEO, President and Director	September 29, 2025
Jaeson Bang	(principal executive officer and principal financial and accounting officer)